Exhibit 99.3

CONSENT OF EXPERT

February 24, 2020

Eldorado Gold Corporation

United States Securities and Exchange Commission

Ladies and Gentlemen:

Re: Eldorado Gold Corporation

I, Paul Skayman, do hereby consent to:

(1)
the inclusion in the Current Report on Form 6-K of Eldorado Gold Corporation (the “Company”) dated February 20, 2020 of the scientific and/or technical information relating to the Company's operating mines and development projects contained in the Company’s material change reports attached to the Form 6-K as Exhibit 99.1 and 99.2 (the “Technical Information”) being filed with the United States Securities and Exchange Commission (the “SEC”) under cover of Form 6-K; and

(2)
the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent, the use of my name and the Technical Information into the Company’s Registration Statement on Form F-10 (No. 333-233055), and any amendments thereto, filed with the SEC.

By:	/s/ Paul Skayman
Paul Skayman, FAusIMM
Eldorado Gold Corporation
Special Advisor to the Chief Operating Officer